                                                                 EXHIBIT (A)(15)
 SUPPLEMENT DATED FEBRUARY 1, 1996 TO OFFER TO PURCHASE DATED NOVEMBER 29, 1995
                           KUHLMAN ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                              KUHLMAN CORPORATION
                        IS OFFERING TO PURCHASE FOR CASH
                                       AT
                              $14.00 NET PER SHARE
                 ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           COMMUNICATION CABLE, INC.
   THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 15, 1996, UNLESS EXTENDED. TENDERS OF SHARES MAY BE WITHDRAWN AT ANY TIME PRIOR THERETO AND, UNLESS THERETOFORE ACCEPTED FOR PAYMENT, AT ANY TIME THEREAFTER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, EXCLUDING THE SHARES BENEFICIALLY OWNED BY THE PURCHASER, CONSTITUTES AT LEAST A MAJORITY OF THE COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION") AND (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NORTH CAROLINA CONTROL SHARE ACQUISITION ACT HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THAT ALL SHARES THEN OWNED BY THE PURCHASER HAVE, AND ALL SHARES TENDERED FOR PURCHASE PURSUANT TO THE OFFER WILL HAVE, UPON PURCHASE BY THE PURCHASER, THE SAME VOTING RIGHTS AS ALL OTHER SHARES NOT CONSTITUTING "INTERESTED SHARES" WITHIN THE MEANING OF SUCH ACT (THE "VOTING RIGHTS CONDITION").
                                   IMPORTANT
     Any holder of Shares desiring to tender all or any portion of such Shares should either (1) complete and sign the Letter of Transmittal accompanying the Offer to Purchase (as defined herein) or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it with such holder's stock certificates, and any other required documents, to the Depositary (or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, if such means are available to such holder) or (2) request such holder's broker, dealer, bank or other nominee to effect the transaction for such holder. A holder whose Shares are registered in the name of a broker, dealer, bank or other nominee must contact such broker, dealer, bank or other nominee to tender such Shares.
     Any holder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer of Shares, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement and the Letter of Transmittal may be directed to the Information Agent.
                    The Information Agent for the Offer is:
                                   GEORGESON
                                 & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                        (800) 223-2064 (call toll-free)
                (212) 440-9800 (banks and brokers call collect)

TO THE SHAREHOLDERS OF
  COMMUNICATION CABLE, INC.:
     The following information (the "Supplement") amends and supplements the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") of Kuhlman Acquisition Corp., a North Carolina corporation (the "Purchaser") and a wholly-owned subsidiary of Kuhlman Corporation ("Kuhlman"). The Purchaser has amended the terms of its offer and is offering to purchase any and all outstanding shares (the "Shares") of common stock, par value $1.00 per share (the "Common Stock"), of Communication Cable, Inc., a North Carolina corporation (the "Company"), at a price of $14.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, in this Supplement (which in itself amends and restates the Supplements dated January 17 and 23, 1996 to the Offer to Purchase) and in the Letter of Transmittal accompanying the Offer to Purchase (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").
     EXCEPT AS OTHERWISE STATED HEREIN, THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER. TERMS NOT DEFINED HEREIN HAVE THE MEANINGS SET FORTH IN THE OFFER TO PURCHASE. THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.
     Procedures for accepting the Offer and tendering Shares are set forth in
Section 3 of the Offer to Purchase. Tendering Shareholders should use the Letter of Transmittal previously circulated with the Offer to Purchase. Although the Letter of Transmittal refers to an Offer Price of $12.00 per Share and does not mention this Supplement, by using the Letter of Transmittal to tender their Shares holders will nevertheless receive $14.00 net per Share for each Share validly tendered and not withdrawn and accepted for payment pursuant to the Offer, subject to the terms and conditions of the Offer as amended by this Supplement. Shareholders who have previously validly tendered and not withdrawn their Shares pursuant to the Offer are not required to take any further action in order to receive, subject to the conditions of the Offer, the Offer Price of $14.00 net per Share, if the Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.
     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES THAT, EXCLUDING THE SHARES BENEFICIALLY OWNED BY THE PURCHASER, CONSTITUTES AT LEAST A MAJORITY OF THE COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (THE MINIMUM TENDER CONDITION) AND (2) THE PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE NORTH CAROLINA CONTROL SHARE ACQUISITION ACT HAS BEEN COMPLIED WITH OR IS INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THAT ALL SHARES THEN OWNED BY THE PURCHASER HAVE, AND ALL SHARES TENDERED FOR PURCHASE PURSUANT TO THE OFFER WILL HAVE, UPON PURCHASE BY THE PURCHASER, THE SAME VOTING RIGHTS AS ALL OTHER SHARES NOT CONSTITUTING "INTERESTED SHARES" WITHIN THE MEANING OF SUCH ACT (THE VOTING RIGHTS CONDITION). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE, IN THIS SUPPLEMENT AND IN THE LETTER OF TRANSMITTAL.
     THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS. SUCH SOLICITATIONS ARE BEING MADE PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.
     The Offer will expire at 5:00 p.m., New York City time, on Thursday, February 15, 1996, unless extended.
     According to the Company's most recent relevant public disclosure, on January 16, 1996 there were issued and outstanding 2,641,033 Shares, and on that date there were 239,469 Shares reserved for issuance under various Common Stock purchase options. (Kuhlman cannot determine how many options are currently exercisable.) The Company has also disclosed that it has granted to Pentair, Inc. ("Pentair") an option to purchase up to 300,000 shares of Common Stock at $13.50 per share, exercisable until February 22, 1996. Kuhlman Acquisition Corp. owns 315,703 Shares, of which all but 100 Shares have been acquired by purchase from James R. Fore, the Company's President and Chief Executive Officer. Assuming that Pentair exercises its option in full but that no other shares of Common Stock are issued after January 16, 1996 (whether or not issued pursuant to the exercise of options), the Minimum Tender Condition will be satisfied if an aggregate of 1,470,517 Shares are validly tendered into the Offer by the Expiration Date and not withdrawn, with the result that, upon purchase of the tendered Shares, the Purchaser will own at least 1,786,220 Shares. The actual number of Shares that constitutes the Minimum Tender Condition will depend on the Company's capital accounts as they exist when the Offer is consummated. At the close of business on January 30, 1996, 94,252 Shares had been tendered and not withdrawn.
     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
                                       2

     1. AMENDED TERMS OF THE OFFER; NUMBER OF SHARES. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and purchase any and all Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Date (as hereinafter defined). The term "Expiration Date" shall mean 5:00 p.m., New York City time, on Thursday, February 15, 1996, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.
     2. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, at any time after the Expiration Date.
     3. MARKET FOR COMMON STOCK. On January 31, 1996, the last full day of trading prior to the date of this Supplement, the last sale price for the Common Stock, as reported by NASDAQ, was $14.25 per Share. The high and low closing sale prices per Share, as reported by NASDAQ for the first quarter (through January 31, 1996) of the fiscal year ended October 31, 1996, were $14.50 and $8.50 per Share, respectively. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.
     4. CERTAIN INFORMATION CONCERNING THE COMPANY. Set forth below is certain selected financial information for the Company for its fiscal year ended October 31, 1995, as excerpted from the Company's Annual Report on Form 10-K for its fiscal year ended October 31, 1995 (the "Company's 1995 10-K"). More comprehensive financial information is included in the Company's 1995 10-K and in other periodic reports and other documents filed by the Company with the Commission. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein. Such reports and other documents may be examined in, and copies may be obtained from, the offices of the Commission in the manner set forth in the Offer to Purchase.
                           COMMUNICATION CABLE, INC.
                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                                             YEAR ENDED
                                                                          OCTOBER 31, 1995
Income Statement Information:
  Net Sales...................................................                $ 56,256
  Net Income..................................................                   2,118
  Net Income Per Share........................................                     .80
                                                                           AT OCTOBER 31,
                                                                                1995
Balance Sheet Information:
  Working Capital.............................................                $ 15,677
  Total Assets................................................                  28,063
  Long-Term Debt..............................................                   2,211
  Stockholders' Equity........................................                  20,193

     The information concerning the Company contained in this Supplement has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although the Purchaser has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, it cannot take responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but are unknown to the Purchaser.
     5. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. On November 29, 1995, Kuhlman commenced its tender offer at $12.00 per Share. Subsequently, a representative of the Company contacted an officer of Kuhlman in an attempt to discuss the price of the Offer. Kuhlman responded that it was not interested in negotiating with the Board of Directors of the Company and would not increase the price of the Offer.
                                       3

     Subsequently, the Company announced it had received an indication of interest from a third party, Pentair, to merge at a cash price range of $12 to $13 per Share. Subsequently, counsel for the Company and acquisition counsel for the Purchaser and Kuhlman were in regular contact. Acquisition counsel was informed that Pentair was expected to make a firm written proposal at a January 12, 1996 meeting of the Company's Board of Directors.
     On January 12th, counsel for the Company informed acquisition counsel for the Purchaser and Kuhlman that "discussions" with Pentair had occurred earlier in the day and that a Special Committee of the Board of Directors of the Company (the "Special Committee"), and perhaps the entire Board, would meet during the weekend. In response to questions, counsel for the Company stated that Pentair had made an oral presentation to the Board, that no written proposal had been laid on the table and that no "negotiations" were underway.
     On the afternoon of January 15, 1996, counsel to the Company informed acquisition counsel to the Purchaser and Kuhlman that the Company had begun merger negotiations with Pentair and that the Special Committee was even then on the verge of signing a letter of intent with Pentair. Acquisition counsel to the Purchaser and Kuhlman immediately placed a telephone call to counsel to the Special Committee. When he could not make personal contact, he left an oral message, confirmed by telecopier within minutes in the following letter:
     MOST URGENT
     Gerald Roach, Esq.
     Smith Anderson, et. al.
     Raleigh, North Carolina
     Dear Mr. Roach:
          I am writing to confirm the substance of the message that I left in your office voice mail at approximately 3:25 p.m. today.
          On behalf of Kuhlman Corporation, I hereby request that Communication Cable, Inc. discuss with Kuhlman the proposed terms and conditions of the letter of intent or any other agreement that CCI is negotiating with Pentair before committing to that agreement or any other understanding looking toward a business combination with Pentair. As you know, Kuhlman Corporation has a history of negotiations with CCI relative to a business combination. Kuhlman Corporation has a tender offer pending with an offered price of $12.00 per share. Kuhlman Corporation has reserved the right to increase or decrease the offered price at any time. Kuhlman Corporation is even now a very substantial shareholder of CCI.
          In view of these considerations, the directors of CCI would best serve the interest of the shareholders of CCI by discussing the proposed terms and conditions of the Pentair agreement before committing to that agreement.
                                         Very truly yours,
                                         /s/ Patrick Daugherty
                                         Patrick Daugherty
     The Purchaser and Kuhlman were given no opportunity to discuss the proposed terms and conditions of the Pentair letter of intent before the Company signed it. Instead, in the early evening of January 15, 1996, counsel to the Special Committee informed acquisition counsel to the Purchaser and Kuhlman that Pentair and the Company had signed a letter of intent looking toward a cash merger at a price of $13.00 per Share.
     Later that same evening, acquisition counsel to the Purchaser and Kuhlman informed counsel to the Special Committee that Kuhlman had decided to increase the purchase price for Shares tendered into the Offer to $13 1/16 per Share. Counsel for the Special Committee asked Kuhlman to provide information regarding its financing for the Offer since exhibits filed by Kuhlman with its Offer indicated that there were a number of conditions to Kuhlman's banks' obligations to loan funds for the Offer. Acquisition counsel responded that the bank financing was conventional and appropriate and should be of no concern to the Special Committee. Counsel for the Special Committee commented that Kuhlman's tender offer was "a very bankable deal."
                                       4

     At approximately 8:00 a.m. on January 16, 1996, acquisition counsel to the Purchaser and Kuhlman delivered the following letter to counsel to the Special
Committee:
     Dear Mr. Roach:
          This will confirm the substance of the telephone conversation that I initiated with you last night following my receipt of a copy of the letter of intent signed yesterday afternoon by Pentair, Inc. ("Pentair") with your client, Communication Cable, Inc. ("CCI"), and a copy of CCI's press release announcing the signing of that letter of intent.
          On November 29, 1995, through a wholly-owned subsidiary, Kuhlman Corporation ("Kuhlman") commenced a tender offer for any and all outstanding common shares of CCI at a purchase price of $12.00 per share, net to the seller in cash, upon the terms and conditions stated in an Offer to Purchase and related Letter of Transmittal. In doing so Kuhlman reserved the right at any time or from time to time to amend its tender offer in any respect.
          The letter of intent and press release referred to above stipulate a price of $13.00 per share to be paid to CCI's shareholders in the cash merger contemplated by CCI and Pentair.
          I hereby confirm to you my oral advice that Kuhlman has decided to increase the consideration payable for shares tendered into its offer to $13 1/16 per share.
          I am speaking on behalf of Kuhlman with the intention and expectation of inducing reliance by CCI and CCI's directors, officers and professional advisers, including you. Kuhlman's as-yet-unannounced decision to increase the consideration payable in its tender offer to $13 1/16 per share is irrevocable prior to announcement. Payment of that purchase price (or any other purchase price) will of course be subject to the terms and conditions of the Offer to Purchase and related Letter of Transmittal as the same may be amended.
          In these particular circumstances, Kuhlman demands that CCI's Board of Directors (i) withdraw its support for the merger proposed by Pentair, (ii) refuse to sign a definitive merger agreement with Pentair, (iii) reevaluate Kuhlman's bid (with a view to endorsing that bid) in light of the increase in the purchase price offered by Kuhlman and (iv) instruct CCI's officers, employees and professional advisers immediately to complete, file with the SEC and disseminate to CCI's shareholders the definitive version of the proxy statement relating to the shareholder meeting required by the North Carolina Control Share Acquisition Act. Kuhlman expects CCI's directors to proceed fairly and impartially, endeavoring to maximize shareholder value, in execution of their legal duties.
                                         Very truly yours,
                                         /s/ Patrick Daugherty
                                         Patrick Daugherty
     During the afternoon of January 16, 1996, counsel to the Special Committee informed acquisition counsel to the Purchaser and Kuhlman that the Special Committee was considering the demands enumerated in such letter.
     On January 17, 1996, counsel for the Special Committee wrote to acquisition counsel for the Purchaser and Kuhlman again requesting further information regarding Kuhlman's financing arrangements and conditions to its Offer. The Company agreed to mail its proxy statement in connection with the special meeting of shareholders called for February 16, 1996.
     At approximately 9:00 p.m. on January 18, 1996, counsel to the Special Committee advised acquisition counsel for the Purchaser and Kuhlman that Pentair was understood to be considering a merger offer at $13.50 per Share. Acquisition counsel replied immediately that Kuhlman was "definitely interested" in responding to such a bid and that he believed that Kuhlman would be able to respond immediately. Such counsel indicated that work had begun on a definitive credit agreement and that he believed that Kuhlman was prepared to waive certain conditions of its tender offer. Counsel for the Special Committee informed acquisition counsel for the Purchaser and Kuhlman that time was of the essence and that the issues needed to be addressed immediately. Later in the evening on January 18th, counsel for the Special Committee informed acquisition counsel for the Purchaser and Kuhlman that Pentair had expressed a strong interest in going forward and that Kuhlman would have to increase its price in excess of $13.50 to go forward. Counsel for the Special Committee also addressed again financing issues and other conditions of the Kuhlman offer. Such counsel indicated that the Company wanted to keep the lines of communication open and was willing to consider merger terms with Kuhlman if it chose to proceed on that basis. Acquisition counsel for the Purchaser and Kuhlman responded that he believed that Kuhlman would be able to respond quickly and that Kuhlman would be able to take care of any issues of legitimate concern to the Special Committee. Later, however, acquisition counsel for the Purchaser and Kuhlman called counsel for the Special Committee and indicated that Kuhlman would not be able to respond that night but would be able to respond by Monday and that the response might be that Kuhlman had no
                                       5
further interest or might be a higher offer. Counsel for the Special Committee reiterated that time was of the essence and stated that Kuhlman had known about a competing party for a long period of time.
     At approximately 10:55 a.m. on Friday, January 19, 1996, acquisition counsel to the Purchaser and Kuhlman telephoned counsel to the Special Committee, reiterated Kuhlman's strong interest in responding to a $13.50 bid and indicated that Kuhlman definitely would be in a position to respond on Monday. Acquisition counsel stated that it would be "a mistake" for the Special Committee or the Board to act on a definitive merger agreement before Kuhlman could respond to the merger proposal.
     At approximately 12:30 p.m., counsel to the Special Committee telephoned acquisition counsel and advised him that the Special Committee had decided to give both Pentair and Kuhlman until 12:00 noon on Monday to make their best and final offers.
     At approximately 3:00 p.m. on Friday, January 19, 1996, counsel to the Special Committee telephoned acquisition counsel to the Purchaser and Kuhlman, advised him that Pentair had issued an "ultimatum" requiring the Company to respond by 4:00 p.m. that same day and told him that Kuhlman had one hour to submit its own improved bid. Acquisition counsel replied that the accelerated deadline was unfair and unreasonable and demanded that the Company not respond to Pentair's ultimatum. On several occasions during the remainder of the evening on January 19th, counsel for the Special Committee informed acquisition counsel for the Purchaser and Kuhlman that the Special Committee might act in the near future and that Kuhlman should respond if able to do so. Acquisition counsel for the Purchaser and Kuhlman continually reiterated his request that the Special Committee delay action. Such counsel specifically asked the Special Committee not to sign a definitive merger agreement and not to commit the Company to pay any more fees to Pentair.
     At approximately 5:10 p.m. on January 20, 1996, counsel to the Special Committee reported to acquisition counsel to the Purchaser and Kuhlman in a telephone conversation that the Special Committee and the Board had taken some action, to be announced early Monday morning, at a cost to the Company that would not preclude a response by Kuhlman.
     Counsel to the Special Committee delivered a copy of a definitive merger agreement between the Company and Pentair to acquisition counsel to the Purchaser and Kuhlman on the morning of January 22, 1996, concurrently with the Company's issuance of a press release announcing such agreement.
     Later in the day, acquisition counsel for the Purchaser and Kuhlman informed counsel for the Special Committee that Kuhlman had issued a press release increasing its Offer to $14.00 per Share. Such counsel informed counsel for the Special Committee that Kuhlman believed that the Company's Board of Directors had acted hastily and that Kuhlman had no desire to negotiate with the Board of Directors or Special Committee. Counsel for the Special Committee again inquired about Kuhlman's financing arrangements and other conditions of the Offer. Kuhlman responded to this request in a letter to counsel for the Special Committee dated January 24, 1996 in which Kuhlman stated that its relationships with its lenders are excellent, that financing is not a condition to the offer and that the Special Committee's requests regarding financing arrangements are "immaterial." On January 25, the Special Committee responded, through counsel, that the past due diligence the Company had conducted on Kuhlman's financial condition led the Special Committee to believe that its requests for additional information regarding Kuhlman's financing arrangements for the offer are reasonable and relevant to the Special Committee's deliberations.
     On January 25, 1996, the Company publicly announced that the Special Committee had voted to change its recommendation with respect to the Offer from "rejection" to "no position" in light of Kuhlman's increase in the Offer Price to $14.00 per Share. The Company also announced that the Special Committee was evaluating the terms of the amended tender offer and had requested additional information from Kuhlman, including information with respect to Kuhlman's financing of the tender offer. Such request was made by means of a letter dated and delivered January 24, 1996, which read in pertinent part as follows:
     Patrick Daugherty
     Nelson Mullins Riley & Scarborough, L.L.P.
     NationsBank Corporate Center, Suite 3350
     100 North Tryon Street
     Charlotte, NC 28202-4000
        Re: Communication Cable
     Dear Pat:
          Thank you for your letter dated January 24 responding to the Special Committee's request for additional information to assist it in its evaluation of the amended tender offer.
                                       6

          First, in response to our inquiry regarding Kuhlman's views concerning its rights to decrease the price of the tender offer, you responded that while Kuhlman has the legal right to increase or decrease the price, that Kuhlman has no intention of reducing the price. You also stated that you believed Kuhlman would furnish an irrevocable undertaking not to decrease the price of the tender offer. Such an undertaking would be helpful to the Special Committee in its deliberations and the Special Committee hereby requests that Kuhlman provide one if it is willing to do so.
          Next, with respect to the Special Committee's repeated request for additional information regarding financing arrangements to fund the tender offer, we have noted that Kuhlman considers the financing arrangements immaterial and has chosen not to provide additional information to the Special Committee. While the Special Committee is comfortable that the strength of the CCI financial statements would facilitate financing of an acquisition of CCI, the ability of Kuhlman to finance the tender offer, as opposed to some other party, is an area regarding which the Special Committee would like to receive more information. The Special Committee has been requesting such information from Kuhlman for over one week. You have stated that Kuhlman is highly confident that the bank financing will be there when needed, but no evidence supporting this confidence has been provided. The commitment letters filed with the original Schedule 14D-1 provide that they are conditioned on no material adverse change in the condition of Kuhlman, among other conditions, and we have received no information indicating that the financing commitments are any more firm. If Kuhlman would like to provide additional information, the Special Committee will consider it. Otherwise, we understand that Kuhlman has nothing further to say on the subject.
     *   *   *   *
          As we have indicated on numerous occasions, the Special Committee would like to keep the lines of communication open with Kuhlman and is willing to consider any information Kuhlman wishes to provide to the Special Committee to facilitate evaluation of the tender offer.
                                         Sincerely yours,
                                         SMITH, ANDERSON, BLOUNT, DORSETT,
                                              MITCHELL & JERNIGAN, L.L.P.
                                         By: /s/ Gerald F. Roach
                                           Gerald F. Roach
     At approximately 3:30 p.m. on January 25, 1996, counsel for the Special Committee called and left a message for acquisition counsel for the Purchaser and Kuhlman so that he could give a status report. Counsel to the Special Committee also called and left a voice mail message and a message with acquisition counsel's assistant at approximately 11:15 a.m. that same day indicating that he was responding to a request by acquisition counsel for the Company's audited fiscal 1995 financial statements and other financial information and was otherwise prepared to give a status report and ensure that the lines of communication were open. Counsel to the Special Committee confirmed these messages in a letter to acquisition counsel dated and delivered January 26, 1996.
     Also on January 26, 1996, counsel to the Special Committee referred acquisition counsel, both in writing and on the telephone, to a letter received from an institutional investor complaining about the Board's handling of the corporate control contest. Counsel to the Special Committee expressed concern that materials disseminated by Kuhlman might be misleading and reiterated an earlier request that they be corrected. Acquisition counsel informed counsel to the Special Committee that he believed that Kuhlman had had no contact with the particular institutional investor and stated that the request for additional disclosure was being considered.
     On the evening of January 26, 1996, acquisition counsel to the Purchaser and Kuhlman called counsel to the Special Committee. He advised such counsel that Kuhlman had instructed its Banks to have sufficient funds on deposit at the Expiration Date to purchase all of the Shares, including shares presently underlying options. He further advised such counsel that Kuhlman's Banks were proceeding to execute that instruction by amending Kuhlman's existing bank credit agreement. Acquisition counsel also requested certain financial information, which the Company delivered on January 29, 1996.
                                       7

     The following letter also was delivered on January 29th:
     Patrick Daugherty
     Nelson Mullins Riley & Scarborough, L.L.P.
     NationsBank Corporate Center, Suite 3350
     100 North Tryon Street
     Charlotte, NC 28202-4000
               Re: Communication Cable, Inc.
     Dear Mr. Daugherty:
          The Special Committee of the Board of Directors of CCI is in the process of considering a supplement to the CCI proxy statement in connection with the February 16 shareholder meeting regarding Kuhlman's voting rights. The Special Committee is considering whether it may be in the best interest of CCI shareholders to postpone that meeting. Before making a decision on that issue, we want to determine whether Kuhlman believes that a postponement for a short period of time would be in order. Please let me know Kuhlman's position regarding this matter as soon as possible.
          If the meeting is not postponed, CCI will want to proceed to supplement the proxy statement as soon as possible to reflect changes which have occurred since the date of the original proxy statement. In connection with that supplement and CCI's ongoing consideration of amendments to
     Schedule 14D-9, we request information from Kuhlman on the following matters no later than the morning of January 31, 1996:
          1. We previously have requested an irrevocable undertaking from Kuhlman that it would not decrease the tender offer price below $14 per share. Please inform us whether this undertaking will be provided.
          2. On Friday, you indicated that Kuhlman had instructed its banks to have sufficient funds on hand to accept the tender and that the banks were proceeding to comply with Kuhlman's instructions. You indicated that these arrangements were outside of the commitment letters previously filed with Kuhlman's tender offer. Please provide us with the details of these arrangements, including confirmation from the appropriate financial institutions. Also, please inform us whether Kuhlman's current financing is adequate to purchase all of CCI's shares. If this information is filed by Kuhlman as an amendment to Schedule 14D-1, we request that we receive a copy of such filing contemporaneously with it being filed with the SEC.
          3. Our reading of Kuhlman's tender offer is that Kuhlman must accept all shares tendered if it accepts any shares tendered. Please confirm to us whether Kuhlman concurs with this construction.
          4. Please furnish an irrevocable undertaking that Kuhlman will not subsequently pay less for non-tendered shares than paid for tendered shares in the event that less than all shares are tendered. It is our understanding from the terms of the tender offer that Kuhlman reserved the right to pay less for non-tendered shares than for tendered shares, although the offer points out that there are several protective provisions which may make it difficult to do so. In order to evaluate the tender offer, the Special Committee needs to know whether all shareholders are assured of receiving at least the tender offer price.
          Thank you for your consideration of these requests. We look forward to receiving your reply by the morning of January 31, 1996.
                                         Sincerely yours,
                                         SMITH, ANDERSON, BLOUNT, DORSETT,
                                              MITCHELL & JERNIGAN, L.L.P.
                                         By: /s/ Gerald F. Roach
                                           Gerald F. Roach
                                       8

     Kuhlman honored the Special Committee's request by authorizing delivery of the following letter at approximately 10:00 a.m. on January 31, 1996:
     Gerald F. Roach, Esq.
     Smith, Anderson, Blount, Dorsett,
       Mitchell & Jernigan, L.L.P.
     2500 First Union Capitol Center
     Raleigh, North Carolina 27602-2611
     Dear Mr. Roach:
          I am writing on behalf of Kuhlman Corporation to answer the questions raised in your letter of January 29th and by telephone with me yesterday.
          IN RESPONSE TO THE SPECIAL COMMITTEE'S REQUEST FOR KUHLMAN'S VIEWS ABOUT A POSSIBLE POSTPONEMENT OF THE SHAREHOLDERS' MEETING CALLED TO DECIDE THE VOTING RIGHTS PROPOSAL: The February 16th special meeting should be held on schedule as properly called under the law. We feel strongly that it is in the best interests of the shareholders to proceed with the special meeting as planned. Further postponement would not help the shareholders. The Special Committee has been considering a business combination with Kuhlman since mid-1994. The time has come for the shareholders to decide. Kuhlman will be at the special meeting on February 16th.
          IN RESPONSE TO PARAGRAPH NUMBER 1 OF YOUR LETTER: Although Kuhlman has the right to decrease the price offered in its tender offer, Kuhlman does not expect to do so.
          IN RESPONSE TO PARAGRAPH NUMBER 2 OF YOUR LETTER: Kuhlman has instructed its banks to amend the existing credit agreement as quickly as possible to increase its borrowing capacity thereunder to an amount sufficient to fully fund the purchase of all outstanding CCI shares on February 15th. These arrangements are not "outside of" the commitment letters but are in fact the arrangements contemplated by the commitment letters. All that has changed is the timing of the credit agreement amendment: Kuhlman has instructed its banks to amend the credit agreement now, and the banks are agreeable. In fact, the availability of financing never was a condition of Kuhlman's tender offer. Financing is not an "issue" at all. Kuhlman is deeply disappointed that the Special Committee has decided to focus on a non-issue rather than focus on the real issues--price and the timing of payment.
          IN RESPONSE TO PARAGRAPH NUMBER 3 OF YOUR LETTER: Kuhlman agrees with your construction of its Offer to Purchase. Kuhlman will honor every promise made in its Offer to Purchase.
          IN RESPONSE TO PARAGRAPH NUMBER 4 OF YOUR LETTER: Kuhlman declines the Special Committee's request for an undertaking not to pay less for non-tendered shares than it pays for tendered shares in the event that less than all shares are tendered. Kuhlman hopes that all shares will be tendered.
          IN RESPONSE TO YOUR ORAL REQUEST THAT KUHLMAN STATE THE TERMS UPON WHICH IT WOULD BE WILLING TO SIGN A MERGER AGREEMENT WITH CCI OR, IF THERE ARE NO SUCH TERMS, STATE WHY THAT IS THE CASE: Kuhlman does not propose to merge with CCI on any terms. The reason for this decision is Kuhlman's judgment, based on two years of prior experience with CCI, that it would simply take too long to negotiate and document a merger agreement, prepare and process a proxy statement, obtain shareholder approval and complete a merger transaction. By completing its tender offer in mid-February, Kuhlman can pay CCI's shareholders much faster than anyone possibly could in a merger.
          We continue to be amazed that the Special Committee will not recommend to CCI's shareholders the highest cash offer for their shares, particularly since that offer will result in the earliest possible payment to them. We would appreciate a cogent explanation.
                                         Very truly yours,
                                         /s/ Patrick Daugherty
                                         Patrick Daugherty
     As this Supplement went to press, counsel to the Special Committee responded to acquisition counsel's letter of January 31st with a letter of his own that sought to clarify the concerns of the Special Committee regarding financing. Kuhlman continues to believe that the Special Committee's avowed "concerns" about financing are immaterial to shareholders. Any other contact, negotiation or transaction among the Purchaser, Kuhlman and the Company, if and to the extent material to a shareholder's decision to buy, sell or hold Shares, will be disclosed publicly by prompt filing with the Commission of an amendment to the Schedule 14D-1. Such an amendment could be examined in, and copies could be obtained from, the offices
                                       9
of the Commission in the manner set forth in the Offer to Purchase. SHAREHOLDERS ARE URGED TO MONITOR CORPORATE ANNOUNCEMENTS WHILE THE OFFER IS PENDING.
     6. THE STOCK OPTION AGREEMENT. On January 2, 1996, Kuhlman exercised its option to acquire all 315,603 of Mr. Fore's Shares at a purchase price of $12.00 per Share.
     7. SOURCE AND AMOUNT OF FUNDS. The Purchaser has purchased all 315,603 Shares subject to the Stock Option Agreement at an aggregate purchase price of $3,787,236. If all of the remaining Shares subject to the Offer (including Shares underlying outstanding options) are tendered into the Offer and accepted for purchase, then the total amount of funds required by the Purchaser to purchase such Shares pursuant to the Offer and to pay related fees and expenses would be approximately $41 million. The Purchaser expects to obtain all funds needed to consummate the Offer by means of capital contributions made by Kuhlman to the Purchaser. Kuhlman plans to use funds available in its cash accounts, together with borrowings from its Banks, to make capital contributions in an amount sufficient to consummate the Offer.
     Effective January 31, 1996, the Banks extended the terms of their Commitment Letters through March 15, 1996. All other terms and conditions of the Commitment Letters remain in full force and effect, except that the purchase price for the Acquisition (as defined therein) is not to exceed $46 million. Kuhlman has instructed the Banks to amend Kuhlman's existing bank credit agreement so that Kuhlman will have access to sufficient funds on deposit at the Expiration Date to purchase all of the Shares, and the Banks are proceeding to execute that instruction. At the time of printing this Supplement, the parties were documenting an amendment to Kuhlman's existing bank credit agreement that would expand Kuhlman's borrowing ceiling and thereby comply with Kuhlman's instruction to the Banks. When such amendment is executed, a copy will be filed as an exhibit to an amendment to the Schedule 14D-1. Such exhibit could be examined in, and copies could be obtained from, the offices of the Commission in the manner set forth in the Offer to Purchase. SHAREHOLDERS ARE URGED TO MONITOR CORPORATE ANNOUNCEMENTS WHILE THE OFFER IS PENDING.
     8. CERTAIN CONDITIONS OF THE OFFER. With the purpose and effect of waiving all conditions of the Offer to Purchase insofar as they relate to the Company's disclosed dealings to date with Pentair, the Purchaser hereby waives conditions
(a), (f) and (g), as stated in Section 15 of the Offer to Purchase, as they relate to all negotiations, agreements and other circumstances relating to Pentair's interest in the Company, as summarized in the introduction to this Supplement and in Section 5 hereof, to the extent that such negotiations, agreements and other circumstances have been disclosed in reports and schedules filed by the Company with the Commission.
     9. CERTAIN LEGAL MATTERS. On December 13, 1995, the FTC ordered early termination, effective that same day, of the waiting period under the HSR Act and the HSR Rules with respect to the proposed acquisition of the Shares.
                                        KUHLMAN ACQUISITION CORP.
February 1, 1996
                                       10

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares should be sent or delivered by each Shareholder or such holder's broker, dealer, bank or other nominee to the Depositary at one of its addresses set forth below:
                        The Depositary for the Offer is:
                        HARRIS TRUST COMPANY OF NEW YORK

           By Mail:                              By Courier:                        By Hand:
      Wall Street Station                      77 Water Street                   Receive Window
         P.O. Box 1023                            4th Floor                  77 Water Street, Fifth
 New York, New York 10268-1023            New York, New York 10005                    Floor
                                                                            New York, New York 10005
                                                By Facsimile:
                                               (212) 701-7636
                                               (212) 701-7637
                                     Confirm Facsimile by Telephone to:
                                               (212) 701-7623

     Any questions or requests for assistance or additional copies of the Offer to Purchase, this Supplement and the Letter of Transmittal may be directed to the Information Agent at its address and telephone number set forth below. You may also contact your local broker, dealer, commercial bank or trust company for assistance concerning the Offer.
                    The Information Agent for the Offer is:
                                   GEORGESON
                                 & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                        (800) 223-2064 (call toll-free)
                (212) 440-9800 (banks and brokers call collect)